UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Q BioMed Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74736N105
(CUSIP Number)

February 10, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	74736N105

1	Names of Reporting Persons
Ari Jatwes
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,375,000*
	6	Shared Voting Power
0
	7	Sole Dispositive Power
1,375,000*
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,375,000*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
5.89%*
12	Type of Reporting Person (See Instructions)
IN

* Calculations are based on the deemed beneficial ownership of 1,375,000 shares of Common Stock, which includes 665,000 shares of Common Stock held by the reporting person on the date of this filing and the 710,000 shares of Common Stock that the reporting person has the right to acquire within 60 days, such that the reporting person is deemed to be the beneficial owner of 5.89% of the Company’s outstanding Common Stock of 23,360,685 shares (which number is based on the Company’s outstanding shares of 22,650,685 as of May 20, 2020, plus the 710,000 shares of Common Stock that the reporting person has the right to acquire within 60 days).

Item 1.

(a)	Name of Issuer: Q BioMed Inc.

(b)	Address of Issuer’s Principal Executive Offices: c/o Ortoli Rosenstadt LLP 366 Madison Avenue, 3nd Floor New York, NY

Item 2.

(a)	Name of Person Filing: Ari Jatwes

(b)	Address of Principal Business Office or, if None, Residence: c/o Ortoli Rosenstadt LLP 366 Madison Avenue, 3nd Floor New York, NY

(c)	Citizenship: United States

(d)	Title and Class of Securities: Common Stock, par value $0.001 per share

(e)	CUSIP No.: 74736N105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,375,000
(b)	Percentage of Class: 5.89%*
(c)	Number of shares as to which the person has:
i.	Sole Power to vote or to direct the vote: 1,375,000*
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition: 1,375,000*
iv.	Shared power to dispose or to direct the disposition: 0

* Calculations are based on the deemed beneficial ownership of 1,375,000 shares of Common Stock, which includes 665,000 shares of Common Stock held by the reporting person on the date of this filing and the 710,000 shares of Common Stock that the reporting person has the right to acquire within 60 days, such that the reporting person is deemed to be the beneficial owner of 5.89% of the Company’s outstanding Common Stock of 23,360,685 shares (which number is based on the Company’s outstanding shares of 22,650,685 as of May 20, 2020, plus the 710,000 shares of Common Stock that the reporting person has the right to acquire within 60 days).

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2020

ARI JATWES /s/ Ari Jatwes
Ari Jatwes